Exhibit 99.8

NYXOAH SA REMUNERATION POLICY May 2023 Submitted for approval to the general shareholders’ meeting of Nyxoah SA on June 14, 2023

- 2 - Table of content 1 INTRODUCTION ..................................................................................................................... 3 2 GENERAL PRINCIPLES OF DETERMINATION OF REMUNERATION OF DIRECTORS AND MEMBERS OF EXECUTIVE MANAGEMENT........................................................................ 3 3 REMUNERATION POLICY FOR DIRECTORS .................................................................... 4 4 REMUNERATION POLICY FOR MEMBERS OF EXECUTIVE MANAGEMENT............ 5 4.1 Fixed annual base remuneration ................................................................................................ 6 4.2 STI (cash bonus) ........................................................................................................................ 6 4.3 LTI (warrants)............................................................................................................................ 7 4.4 Pension and other fringe benefits............................................................................................... 8 4.5 Duration of agreements and terminations provisions................................................................. 8 5 DEVIATIONS FROM THE REMUNERATION POLICY...................................................... 8

- 3 - 1 INTRODUCTION This remuneration policy (the "Remuneration Policy") has been established by Nyxoah SA (the “Company”) in accordance with the Belgian Code of Companies and Associations (the "CCA") and the 2020 Belgian Code on Corporate Governance (the "2020 Code"). It outlines the remuneration principles for the executive and non-executive members of the Company's board of directors and the members of the Company’s executive management. The Remuneration Policy is designed to attract, motivate and retain the expert individuals that the Company needs in the board of directors and the executive management to design and implement the strategy to achieve the Company’s mission of becoming a global leader in providing innovative, clinically proven solutions to treat patients suffering from obstructive sleep apnea. It aims to promote sustainable value creation and to reward performance in order to motivate directors and members of executive management to deliver increased shareholder value through superior business results. The Remuneration Policy is consistent with the Company’s overall framework for employee remuneration. The Remuneration Policy was approved by the board of directors of the Company upon the advice by the remuneration committee. It will be submitted for approval to the general shareholders' meeting on June 14, 2023 and will be applicable as from the financial year that started on January 1, 2023. Upon each material change to the Remuneration Policy and in any case at least every four (4) years, the Remuneration Policy will be submitted to the general shareholders’ meeting for approval. 2 GENERAL PRINCIPLES OF DETERMINATION OF REMUNERATION OF DIRECTORS AND MEMBERS OF EXECUTIVE MANAGEMENT The remuneration of directors and members of executive management is determined by the board of directors on the basis of proposals from the remuneration committee. The board of directors can decide to delegate to the CEO the determination of the remuneration of certain members of executive management (excluding the CEO) on the basis of guidance from the remuneration committee. The remuneration of directors is subject to approval by the general shareholders' meeting. When making its proposals for the board of directors, the remuneration committee benchmarks the compensation of directors and members of executive management against publicly listed peer companies from the medical technology sector to ensure that it is competitive. The remuneration committee is assisted in this benchmarking exercise by external advisors. The remuneration committee also takes into account feedback received from shareholders when formulating its proposals. The remuneration committee consists of at least three directors, all of which are non-executive directors and a majority of which are independent directors, and it is chaired by the non-executive chairperson of the board of directors or another non-executive director appointed by the remuneration committee. That helps to avoid conflicts of interest when proposing the remuneration of executive directors and members of executive management.

- 4 - The remuneration of directors and members of executive management will be disclosed to the Company's shareholders in the Company’s remuneration report, which is part of the Company annual report, in accordance with the CCA and the 2020 Code. 3 REMUNERATION POLICY FOR DIRECTORS Non-executive directors receive a fixed annual remuneration in cash in consideration for their membership of the board of directors, regardless of the number of meetings that are held in a certain year. In addition, non-executive directors who are members of one or more committees of the board of directors may receive a fixed annual remuneration for their membership of such committee(s). Non-executive directors do not receive a variable remuneration in cash. Non-executive directors may receive share-based remuneration in the form of a grant of warrants (which are called “subscription rights” under the CCA). The Company acknowledges that this is contrary to provision 7.6 of the 2020 Code that provides that no stock options should be granted to non-executive board members. However, the Company believes that this provision of the 2020 Code is not appropriate and adapted to take into account the realities of companies in the life sciences industry that are still in a development phase. The ability to remunerate non-executive directors with warrants will allow the Company to limit the portion of remuneration in cash that the Company would otherwise need to pay to attract or retain renowned experts with the most relevant skills, knowledge and expertise. The Company is of the opinion that granting non-executive directors the opportunity to be remunerated in part in warrants rather than all in cash strengthens the alignment of their interests with the interests of the Company’s shareholders. This is in the interest of the Company and its stakeholders. Furthermore, this is customary for directors active in companies in the life sciences industry. The vesting of warrants is not linked to performance but rather based on continued service. The Company's Warrants Plan 2021 provides as default vesting schedule that one fourth of the granted warrants will vest at the time of the grant, one fourth at the first anniversary of the grant, one fourth at the second anniversary of the grant, and one fourth at the third anniversary of the grant. However, if approved by the general shareholders' meeting, warrants granted to non-executive directors may also vest based on a different vesting schedule, for instance all upon grant, or all at the first or another anniversary of the grant. All such vesting schedules deviate from Article 7:91 CCA and provision 7.11 of the 2020 Code, which provide that warrantsshould be subject to a three-year vesting period. However, the board of directors has been explicitly authorized in the Articles of Association to deviate from Article 7:91 CCA. As the grant and the vesting of warrants to non-executive directors are not based on performance criteria, the Company does not consider such grant of warrants to be variable remuneration within the meaning of Art. 7:89/1, §2, 3° of the CCA or performance-related remuneration within the meaning of provision 7.5 of the 2020 Code. Except as set out in the following paragraph, the non-executive directors do not systematically receive part of their remuneration in the form of shares in the Company. This deviation from provision 7.6 of the 2020 Code is explained by the fact that the interests of the non-executive directors are considered to

- 5 - be sufficiently oriented to the creation of long-term value for the Company, taking into account that some of them will from time to time hold shares or warrants, the value of which is based on the value of the shares in the Company. Therefore, the (regular) payment in the form of existing shares is not deemed necessary. In any event, in view of the Company’s losses carried forward and the requirements under the CCA for purchases of own shares, the Company currently cannot purchase own shares and therefore cannot remunerate non-executive directors in the form of existing shares. Notwithstanding the above, the Company may from time to time offer the non-executive directors the opportunity to subscribe to newly issued shares in the Company at a subscription price that may be substantially lower than the market value of the shares at that time, provided that the relevant non-executive director irrevocably undertakes towards the Company to (i) comply with the holding period provided for in provision 7.6 of the 2020 Code (i.e. the shares so subscribed must be held until at least one year after the non-executive director leaves the board of directors and at least three years after the moment of acquiring the relevant shares), (ii) keep those shares in registered form until the end of such minimum holding period, and (iii) pay the Company an amount equal to the difference between (a) the (euro equivalent of the) last closing price of the Company's shares, on the stock exchange where the Company's shares are (first) listed, immediately preceding the date on which the relevant shares have been subscribed to by the relevant non-executive director and (b) the subscription price of the relevant shares, in case the relevant non-executive director sells or in any other way transfers all or part of the relevant shares prior to the end of the relevant minimum holding period otherwise than due to death of the relevant non-executive director. The non-executive directors may be requested to also formally confirm such undertakings in writing, but by subscribing to the relevant shares they shall already be deemed to have accepted the aforementioned undertakings. Non-executive directors are entitled to reimbursement of reasonable out-of-pocket expenses (including travel and hotel expenses). Executive directors do not receive any remuneration in consideration for their membership of the board of directors. They will receive remuneration as members of the executive management. Without prejudice to the powers granted by law to the general shareholders' meeting, the board of directors may set and, from time to time, revise the rules and the level of compensation for directors carrying out a special mandate or sitting on one of the committees of the board of directors and the rules for the reimbursement of directors' business-related out-of-pocket expenses. Directors are appointed and the length of their mandates are approved by the general shareholders' meeting. They are at all times subject to dismissal by the general shareholders' meeting. 4 REMUNERATION POLICY FOR MEMBERS OF EXECUTIVE MANAGEMENT The remuneration of the members of executive management consists of three main elements: • a fixed annual base remuneration, • a short-term variable remuneration (or short-term incentive, “STI”) consisting of a cash bonus, and • a long-term incentive (“LTI”) consisting of warrants.

- 6 - The target proportion of these three elements is: • 1/3 fixed base remuneration, • 1/3 STI, and • 1/3 LTI. 4.1 Fixed annual base remuneration The fixed annual base remuneration of the members of executive management is determined by the board of directors on the basis of proposals from the remuneration committee. The board of directors can decide to delegate to the CEO the determination of the fixed annual base remuneration of certain members of executive management (excluding the CEO) on the basis of guidance from the remuneration committee. 4.2 STI (cash bonus) The short-term variable remuneration of members of executive management is based on individual and overall corporate performance. More precisely, the short-term variable remuneration depends on the achievement of one or more individual objectives and one or more Company objectives. The Company objectives and the individual objectives of the members of executive management are established annually by the board of directors upon the advice of the remuneration committee. The board of directors can decide to delegate to the CEO the annual establishment of the individual objectives of certain members of executive management (excluding the CEO). Both the Company objectives and the individual objectives of the members of executive management are set in such a way that they are a challenge to be achieved. They relate to areas that are crucial for the Company to achieve its mission of becoming a global leader in providing innovative, clinically proven solutions to treat patients suffering from OSA, thereby contributing to the Company's business strategy, long-term interests and sustainability. Such areas can include: progress in research & development, clinical trial results, commercial milestones, corporate development, cash position, etc. The assessment of whether and to what extent the Company objectives and the individual objectives of the members of executive management are achieved is established at the end of each year by the board of directors upon the recommendation of the remuneration committee, by comparing effective 1/3 1/3 1/3 Target proportion of remuneration Members of executive management Fixed base remuneration STI LTI

- 7 - performance against the objectives. The board of directors can decide to delegate to the CEO the annual assessment of the achievement of the individual objectives of certain members of executive management (excluding the CEO). The Company does not reclaim any variable remuneration, once such variable remuneration has been paid. 4.3 LTI (warrants) The Company may grant warrants to members of executive management in the framework of warrant plans adopted by the board of directors at the advice of the remuneration committee. The purpose of these warrant plans is to enhance the Company’s ability to attract and retain persons who (are expected to) make important contributions to the Company by providing such persons with equity ownership opportunities, and to motivate them to contribute to the Company’s strategy and create long-term sustainable value, thereby aligning the interests of such persons with those of the Company and its shareholders. Therefore, the granting of warrants to members of executive management contributes to the Company's business strategy, long-term interests and sustainability. The number of warrants to be granted to the members of executive management, as well as the grant, vesting and exercise conditions of the warrants, are determined by the board of directors at the advice of the remuneration committee. The grant, the vesting and/or the exercise of the warrants can be made conditional upon the achievement of certain objectives. Unless the board of directors, upon the recommendation of the remuneration committee, decides otherwise at the time of the grant, the warrants will vest upon grant. This vesting schedule deviates from Article 7:91 CCA and section 7.11 of the 2020 Code which provide that warrants should be subject to a three-year vesting period, but the board of directors has been explicitly authorized in the Articles of Association to deviate from Article 7:91 CCA. In deviation of provision 7.9 of the 2020 Code, no minimum threshold of shares in the Company to be held by members of executive management is set. This deviation is explained by the fact that the interests of the members of executive management are currently considered to be sufficiently oriented to the creation of long-term value for the Company, also considering the fact that some of them already hold shares and some of them already hold warrants, the value of which is based on the value of the shares in the Company. Therefore, setting a minimum threshold of shares to be held by them is not deemed necessary. 4.4 Recovery of variable remuneration In accordance with provision 7.12 of the 2020 Code, the board of directors should include, in the contracts with the CEO and other members of executive management, provisions that would enable the Company to recover variable remuneration paid, or withhold the payment of variable remuneration, and specify the circumstances in which it would be appropriate to do so, insofar as enforceable by law.

- 8 - The Company believes that this provision of the 2020 Code is not appropriate and adapted to take into account the realities of companies in the life sciences industry that are still in a development phase nor considers that it is necessary to apply claw-back provisions as (i) the pay-out of the short-term variable remuneration, based on the achievement of one or more individual objectives and one or more Company objectives as set by the board of directors, is paid only upon achievement of those objectives, and (ii) the Company does not apply any other performance-based remuneration or variable compensation. Furthermore, the ESOP warrant plans set up by the Company contain bad leaver provisions that can result in the unexercised share options, whether vested or not, automatically and immediately becoming null and void if the agreement or other relationship between the holder and the (relevant subsidiary of the) Company is terminated for “cause”. Notwithstanding the Company’s position that warrants are not to be qualified as variable remuneration (when not depending on performance criteria), the board of directors is of the opinion that such bad leaver provisions sufficiently protect the Company’s interests and that it is therefore currently not necessary to provide for additional contractual provisions that give the Company a contractual right to reclaim any (variable) remuneration from the members of the executive management. For those reasons, there are no contractual provisions in place between the Company and the members of the executive management that give the Company a contractual right to reclaim from said executives any variable remuneration that would be awarded. 4.5 Pension and other fringe benefits Depending on status and location, the members of executive management may benefit from a pension plan (defined contribution type), a medical insurance, a company car, a representation allowance and certain other fringe benefits of limited value (such as a laptop or a mobile phone). They are also entitled to reimbursement of reasonable out-of-pocket expenses (including travel and hotel expenses). 4.6 Duration of agreements and terminations provisions The agreements with the members of executive management are all of an indefinite duration. They can be terminated at any time, subject to either legally determined or contractually agreed notice periods (or a corresponding payment in lieu of notice). Contractually agreed notice periods may vary from three to nine months. The agreements can be terminated immediately, i.e. without notice period, by the non-breaching party in case of serious cause or material breach. 5 DEVIATIONS FROM THE REMUNERATION POLICY In exceptional circumstances, the board of directors upon the advice of the remuneration committee may decide to deviate from the Remuneration Policy if necessary in the interest of the Company. Any deviation from this policy will be described and explained in the Company’s remuneration report.